

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 21, 2017

<u>Via E-mail</u>
George Henschke
Interim Chief Financial Officer
KT High-Tech Marketing, Inc.
14440 Big Basin Way #12
Saratoga, CA 95070

> **Re: KT High-Tech Marketing, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 30, 2017**
> **Form 10-Q for the Quarterly Period Ended September 30, 2017**
> **Filed November 17, 2017**
> **File No. 000-55564**

Dear Mr. Henschke:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2016</u>

<u>Item 9A. Controls and Procedures</u>

<u>Management's Annual Report on Internal Control over Financial Reporting, page 18</u>

1.   Please amend the filing to describe the material weaknesses identified in your internal controls over financial reporting as of December 31, 2016, as required by Item 308(a)(3) of Regulation S-K. Clearly explain to us management's conclusion that these material weaknesses did not also impact your disclosure controls and procedures at December 31, 2016.

2.   In the requested amendment, revise management's report to identify the version of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control - Integrated Framework that was used to perform your assessment, i.e., the 1992 Framework or the Updated Framework issued in 2013. Please refer to Item 308(a)(2) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Item 4. Controls and Procedures, page 15

3.   Management's conclusion that your disclosure controls and procedures were effective "due to the inadequate recordation of certain transactions and communication of those transactions to those integral to [your] disclosure procedures" appears to be incongruous, as the items noted appear to be deficiencies or weaknesses. Further, we note that your management concluded that your disclosure controls and procedures were not effective at March 31, 2017 because of the same issues. Please amend the filing to correct the disclosure, or explain to us how management was able to conclude that your disclosure controls and procedures were effective as of September, 30, 2017 in light of the issues identified. This comment also applies to your June 30, 2017 Form 10-Q. Refer to the guidance in Item 307 of Regulation S-K and Exchange Act Rule 13(a)-15(e).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions. You may also reach me at (202) 551-3662.

Sincerely,

/s/ Lynn Dicker for

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery